YOUR TRUSTEES ARE STRONGLY RECOMMENDING THAT ALL UNITHOLDERS REJECT POLAR'S SELF-SERVING PROPOSAL, VOTE AGAINST THE POLAR RESOLUTION, DISREGARD ANY PROXY MATERIALS RECEIVED FROM POLAR AND VOTE FOR THE TRUSTEE NOMINEES OF GOLDTRUST.

Time is running short. We urge you to protect your investment by not letting the offshore hedge fund take over your gold. Vote only your WHITE proxy form today or no later than 11:00 a.m. (Eastern Time) on Wednesday, April 29th, 2015.

For ease of voting your WHITE form of proxy, please visit www.gold-trust.com and simply click the “VOTE NOW” button.

April 20, 2015

Dear Fellow Unitholders,

The proxy voting deadline for the upcoming Annual and Special Meeting of Unitholders of Central GoldTrust (“GoldTrust” or the “Trust”) is fast approaching, and the future direction of GoldTrust rests in your hands. The matters under consideration are of critical importance, and your vote is essential to ensuring that the Trust continues to be structured and operated in accordance with the fundamental principles on which GoldTrust was established in 2003, principles designed to benefit ALL Unitholders.

As you know, a Cayman Islands-based hedge fund called North Pole Capital Master Fund (the "North Pole Fund"), represented in Canada by its fund manager Polar Securities Inc. ("Polar Securities" and, collectively with the North Pole Fund, "Polar") is proposing to significantly alter the founding principles and construct of GoldTrust, by implementing a physical bullion redemption option as well as changing the Trust’s existing cash redemption option. In addition, Polar intends to replace GoldTrust’s existing Independent Trustees with two Polar employees and other nominees who have no experience in soundly stewarding a passive bullion entity such as GoldTrust. If Polar is successful, we expect Polar will immediately redeem their Units, exit their position in the Trust, and leave you with a bill for their proxy solicitation expenses, taxes to pay, higher ongoing expenses and their inexperienced Trustees running GoldTrust.

Your Board of Trustees has always acted in the best interests of ALL Unitholders, and we are writing to you today to reiterate our opposition to the Polar proposal, which is self-serving and would have significant negative consequences for non-redeeming, long-term Unitholders. The Board of Trustees recommends that Unitholders REJECT Polar's proposal and vote FOR all of GoldTrust's Trustee nominees.

We are not alone in believing that Polar’s arguments are self-serving and lack substance: on April 15th, Institutional Shareholder Services (“ISS”), a leading independent corporate governance and proxy voting advisory firm, recommended that GoldTrust’s Unitholders use the WHITE proxy and vote FOR the current GoldTrust Trustees and AGAINST Polar’s proposal and Trustee nominees.

KEY REASONS TO REJECT THE POLAR PROPOSAL

ISS, a leading proxy advisory firm, recommends voting FOR GoldTrust’s Trustees and AGAINST Polar’s proposal and AGAINST all of Polar’s Trustee nominees

▪	In its April 15th report, ISS concluded:

“Overall, the short-term and opportunistic nature of the dissident proposal constitutes a cause of concern for long-term Unitholders.”

▪	ISS went further in expressing their support, stating:

"...the dissident has not made a compelling case for change, and therefore support for the amendment to add the physical redemption option to the trust's Declaration of Trust as well as the dissident slate is not warranted."

Polar’s proposal is a self-serving attempt to facilitate a short-term trade to the detriment of GoldTrust’s long-term Unitholders

▪	Polar has a stated strategy of “closed-end fund arbitrage”, a short-term trading strategy in direct conflict with the long-term investment horizon of GoldTrust and many of GoldTrust’s Unitholders.

▪	Polar acquired over 75% of its current position in the past six months at a discount to net asset value (“NAV”).

▪	Polar’s purchase was financed by redeeming or selling units of Sprott Physical Gold Trust (“Sprott Gold”), despite the fact that Sprott Gold already has a physical redemption feature virtually identical to the one Polar is demanding GoldTrust adopt.

DON’T LET THE OFFSHORE HEDGE FUND TAKE OVER YOUR GOLD VOTE ONLY THE WHITE PROXY TODAY For additional information, please visit www.gold-trust.com

Polar’s proposed physical redemption feature would only be available to less than 1% of GoldTrust’s 18,000+ Unitholders

▪	Very few Unitholders, other than Polar, could actually use the proposed physical bullion redemption feature.
▪	At current market prices, it would only be available to Unitholders that hold at least 11,800 Units (value of US$481,000 or C$589,000) – or less than 1% of all Unitholders.

Polar’s proposal could result in a tax bill for Unitholders who have not sold or redeemed their Units

▪	At current gold prices, GoldTrust has an embedded taxable gain of C$358 per ounce on its gold bullion holdings; this gain would increase on a dollar-for-dollar basis if the gold price were to increase over time, as many of our Unitholders expect it will.

▪	A redemption of 20% of the outstanding Units of GoldTrust, similar to the recent net redemptions experienced by Sprott Gold, would result in a taxable gain to GoldTrust of approximately C$51 million – such gain would flow through on a pro-rata basis to all U.S. Unitholders who have made a QEF election, despite them not having sold or redeemed their Units. For example, a non-redeeming U.S. Unitholder holding 1,000 Units would receive a tax bill for approximately US$800, a bill which could increase to nearly US$1,700 if the gold price were to increase to US$1,800 per ounce at the time redemptions were made.

▪	Polar dismisses these tax consequences as immaterial – the Board of Trustees believes that imposing ANY negative tax consequences on non-redeeming Unitholders to facilitate an offshore hedge fund’s short-term trade is fundamentally unjust.

Tax Payable - 20% Redemption (Consistent with Sprott Gold) (US$) 1

Units	Gold Price (per ounce)
Held	$1,200	$1,400	$1,600	$1,800	$2,000

1,000	$782	$1,162	$1,447	$1,668	$1,845
2,500	$1,955	$2,904	$3,616	$4,170	$4,613
5,000	$3,909	$5,808	$7,233	$8,340	$9,226
10,000	$7,819	$11,617	$14,465	$16,680	$18,453

1 Assumes the following: (i) GoldTrust has an average cost base in the gold bullion it holds equal to US$1,014 per ounce (C$1,114 per ounce); (ii) GoldTrust has 19,299,000 Units outstanding; (iii) a total NAV of US$857 million (C$1.05 billion); (iv) a currency exchange rate of US$1/C$1.223; (v) the assumed deductibility of administration expenses, based on GoldTrust’s expense ratio of 0.36% of NAV for the twelve months ended December 31, 2014, of C$0.20 per Unit; and (vi) an assumed effective tax rate of 39.4% (the blended rate equivalent to the sum of the 28% collectibles rate, the 3.8% Medicare surcharge rate, the 8.82% New York State rate and the 3.876% New York City rate, all as applicable to individuals, assuming that such New York taxes are deductible for U.S. federal income tax purposes at a rate of 39.8%).

Polar’s proposal would significantly increase the Trust’s ongoing expenses, which would be borne by long-term Unitholders and erode GoldTrust’s NAV over time

▪	Adopting a physical bullion redemption feature would significantly increase costs to be borne by all long-term, non-redeeming Unitholders, including increased safekeeping, administrative, audit, legal and other costs.

▪	A similar physical bullion redemption feature has resulted in net redemptions of 21% in Sprott Gold, increasing their expense ratio 22%, compared to a 7% increase for GoldTrust over the same period.

▪	GoldTrust estimates that the adoption of the Polar proposal would increase the Trust’s annual expenses by at least 10% from current levels, assuming the current Trustees and Administrator are retained, before accounting for the impact on expenses of any potential redemptions, which would reduce the overall size of the Trust.

▪	Despite Polar’s recent comments, we expect that if elected, the Polar trustee nominees would seek to replace the Trust’s current Administrator, despite the Administrator’s long-term record of responsible stewardship at industry-leading costs. Replacing the Administrator could increase the Trust’s annual expenses by over 50% from current levels.

DON’T LET THE OFFSHORE HEDGE FUND TAKE OVER YOUR GOLD VOTE ONLY THE WHITE PROXY TODAY For additional information, please visit www.gold-trust.com

1 Average NAV calculated as the average of the end-of-month net asset values over the last twelve months as of December 31, 2014.

Polar’s nominees are not independent, have no plan, and lack the experience to run GoldTrust

▪	Polar previously suggested that the current Trustees of GoldTrust should implement their requested changes to GoldTrust’s redemption features without a Unitholder vote. Needless to say, given the materiality of the proposed changes, your Trustees ignored this suggestion.

▪	Polar nominees Messrs. Brand and Lemaich, are senior employees of Polar and may be predisposed to represent the interests of Polar rather than those of GoldTrust and ALL of its Unitholders.

▪	Other than facilitating their own exit and seeking reimbursement of their expenses from Unitholders, Polar’s nominees have no plan for GoldTrust. ISS agreed, stating in their April 15th report: “other than the proposal to amend the redemption feature of the trust, the dissident has not provided a detailed business plan along with its amendment proposal.”

If Polar is successful, we expect Polar will immediately redeem their Units, exit their position in the Trust, and leave you with a bill for their proxy solicitation expenses, taxes to pay, higher ongoing expenses and their inexperienced Trustees running GoldTrust.

For all the reasons listed, the Board of Trustees recommends that Unitholders REJECT Polar's proposal and vote FOR all of GoldTrust's Trustee nominees. To date, we have seen strong support on the WHITE form of proxy, but we remind Unitholders that every vote counts and your vote is very important. Regardless of how many Units you hold, please vote today.

Sincerely,

Bruce Heagle Chair of the Special Committee of Independent Trustees	J.C. Stefan Spicer Chairman and CEO

WHITE Proxy Voting Instructions

Your vote is important; no matter how many Units you own – If you have not yet voted your WHITE proxy, please do so today by REJECTING Polar's self-serving proposal, voting AGAINST its resolution, DISREGARDING any proxy materials received from Polar and voting FOR the Trustee nominees of GoldTrust. We urge you to vote the WHITE proxy only, as your Trustees recommend. Even if you have already voted using the Polar proxy, you can change your vote by submitting a WHITE GoldTrust proxy now, which will revoke any previously submitted proxy and be counted at the Meeting.

Proxies must be received not later than 11:00 a.m. (Toronto time) on Wednesday, April 29, 2015. Due to the limited time available, we recommend voting by internet, telephone or fax today or not later than 24 hours before the deadline. For ease of voting visit our website www.gold-trust.com or www.goldtrust.ca.

DON’T LET THE OFFSHORE HEDGE FUND TAKE OVER YOUR GOLD VOTE ONLY THE WHITE PROXY TODAY For additional information, please visit www.gold-trust.com

If you have any questions or require any assistance in executing your WHITE proxy, please call D.F. King Canada at:

North American Toll Free Phone:

1-800-251-7519

Banks, Brokers and collect calls outside of North America:

1-201-806-7301

Email: inquiries@dfking.com

North American Toll Free Facsimile: 1-888-509-5907

Facsimile: 1-647-351-3176

For up to date information and ease of voting we strongly encourage Unitholders to please visit www.gold-trust.com or www.goldtrust.ca and tap on the “click here to vote now” tab.

Forward Looking Statements

This letter contains forward-looking statements within the meaning of applicable securities laws. For further details, please refer to the forward-looking statements disclaimer contained in GoldTrust's management information circular dated April 6, 2015.